Filed Pursuant to Rule 433

Registration No. 333-130141

$250,000,000

LABORATORY CORPORATION OF AMERICA HOLDINGS

5.625% SENIOR NOTES DUE 2015

FINAL PRICING TERMS

December 9, 2005

ISSUER:	Laboratory Corporation of America Holdings (Bloomberg Ticker: LH)
AGGREGATE PRINCIPAL AMOUNT OFFERED:	$250,000,000
EXPECTED RATINGS:	Baa3/BBB
FORMAT:	SEC Registered (Global) (No. 333-130141)
MATURITY:	12/15/2015
SETTLEMENT:	12/14/05 (T+3)
PRICE TO PUBLIC:	$997.13 per $1,000 principal amount; 99.713% of principal amount
SPREAD:	115 basis points over the ten year treasury
UST SPOT:	99 28+/32%
COUPON:	5.625% per year (payable semi-annually) from December 14, 2005
INTEREST PAYMENT DATES:	June 15 and December 15, beginning June 15, 2006
MAKE-WHOLE CALL AT ANY TIME:	Treasury Rate plus 20 basis points
DENOMINATIONS:	$1,000 and multiples of $1,000
YIELD:	5.663%
BOOKS:	Banc of America Securities LLC
CO-MANAGERS:	Lehman Brothers Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:

Banc of America Securities LLC	1-800-294-1322